Exhibit 3.1
AMENDMENT TO
AMENDED AND RESTATED BYLAWS
OF
CASCADE BANCORP

From and after the date of this Amendment to Amended and Restated Bylaws, the bylaws of Cascade Bancorp, an Oregon, as heretofore amended and restated, shall be replacing Section 15 in its entirety with the following language:

SECTION 15.	DIRECTOR’S MANDATORY RETIREMENT AGE

No person who is age 70 or older may serve on the Board of Directors of the Corporation; provided, however, that a director who turns age 70 during his or her term as a director may continue to hold office until the expiration of such director’s term and until his or her successor shall be elected and qualified; provided further that the Board of Directors may waive the requirements of this Section 15 for any director or director nominee by the affirmative vote of two-thirds (2/3) of the directors then in office.

Adopted by action of the Cascade Bancorp Board of Directors as of March 30, 2011.

/s/ Andrew Gerlicher
Andrew Gerlicher, Secretary